

March 19, 2014

<u>Via E-Mail</u>
Mr. Jason W. Aiken
Chief Financial Officer
General Dynamics Corp.
2941 Fairview Park Drive
Suite 100
Falls Church, Virginia 22042-4513

      Re: General Dynamics Corp.
             Form 10-K for the Year Ended December 31, 2013
             Filed February 7, 2014
             File No. 1-03671

Dear Mr. Aiken:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Linda Cvrkel

                      Linda Cvrkel
                      Branch Chief